Resignation of Director

On September 30, 2005, Shinhan Financial Group (the “Group”) announced that it received the official letter of resignation from the following member of Board of Directors (the “Board”).

Name	Position	Director Since	Current Positions held Outside the Group

Pyung Joo Kim	Outside Director	September 1, 2001	Emeritus Professor of Sogang University

In the letter of resignation, Mr. Pyung Joo Kim specified that he resigned from his position on the Board in order to focus on his new position as chairman of the Integration Committee of Shinhan Bank and Chohung Bank, to which he was recently appointed by the Group.

There is no other change to the composition of the Group’s board of directors as of the date hereof.